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                                                                 EXHIBIT (A)(3)

                             CARNEGIE GROUP, INC.
                                FIVE PPG PLACE
                        PITTSBURGH, PENNSYLVANIA 15222
                                (412) 642-6900

                                          October 7, 1998

Dear Stockholder:

  We are pleased to inform you that on September 30, 1998, Carnegie Group, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Logica Inc. and its wholly-owned subsidiary, Logica Acquisition Corp. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $.01 per share (the "Shares"), for a cash price of $5.00 per Share. The Offer is conditioned upon, among other things, the tender of at least a majority of the outstanding Shares on a fully diluted basis. The Merger Agreement provides that following consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), and those Shares that are not acquired in the Offer will be converted into the right to receive $5.00 per Share in cash.

  The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and unanimously recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinions of the Company's financial advisors, Updata Capital, Inc. ("Updata") and Parker/Hunter Incorporated ("Parker/Hunter"), to the effect that the consideration to be received by the stockholders is fair from a financial point of view. Copies of Updata's and Parker/Hunter's written opinions, which set forth the assumptions made, procedures followed and matters considered in, and the limitations on, the review by both of them in rendering their respective opinions are attached to the Schedule 14D-9 as Exhibits (a)(4) and (a)(5).
  The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ Dennis Yablonsky
                                          Dennis Yablonsky
                                          President and Chief Executive
                                          Officer